UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan

( Address of principal executive offices )

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934.]

Yes ☐            No ☒

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

By	/s/ JUNICHIRO OTSUDA
Junichiro Otsuda
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of UBOC-I, LP

Tokyo, October 30, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate UBOC-I, LP. UBOC-I, LP is a subsidiary of BTMU’s subsidiary, UnionBanCal Corporation (UNBC).

1.	Outline of UBOC-I, LP

(1) Address:	San Francisco, CA, USA

(2) Paid-in Capital:	US dollars 351,688 thousand

(3) Business:	Finance

2.	Reason for liquidation

UBOC-I, LP has conducted financial business in Texas. Due to integration of the business into Union Bank of California, N.A., a subsidiary of UNBC, it has been decided to liquidate UBOC-I, LP.

3.	Timing of Liquidation

Liquidation is expected to be completed by the end of December 2006.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651